CONSENT OF AUTHOR

March 25, 2014

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form (the “AIF”) and Annual Report on
Form 40-F (the “Form 40-F”), both dated March 25, 2014

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the report entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada” dated June 16, 2010 (the “Report”) in the AIF, and to the filing of the AIF as an exhibit to the Form 40-F.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Report or that the information contained in the AIF that is derived from the Report does not fairly and accurately represent the information in the Report, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F and any amendments thereto, filed on March 25, 2014, and any amendment thereto.

Sincerely,

/s/ Lars Weiershäuser

Lars Weiershäuser, Ph.D, P.Geo.